Akibah Health, INC
December 31, 2017 and 2016

Prepared by
Dale Grant, CPA
Ashton BC, PLLC

Independent Accountant's Review Report

Fathi Abedelsalam, CEO

I have reviewed the accompanying financial statements of Akibah Health, INC, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Dale Grant, CPA Ashton BC, PLLC
Southfield, MI
Jan 9, 2019

Dale Grant, CPA

Akibah Health, INC

Balance Sheet

	As of December 31,	
	2017	**2016**
Assets	23,605	33,124
Operating Cash	-	-
Patents and Trademarks	17,096	13,840
Total Assets	$ 40,701	$ 46,964
Liabilities		
Accounts Payable	13,685	11,219
Related Party Loans	-	9,000
Notes Payable	100,000	100,000
Accrued Interest	15,663	10,997
Total Liabilities	129,348	131,216
Equity		
Shareholder Equity Common Stock (5,730,861 shares at $.0001 per share, 2017 and 2016 respectively) and SAFE's	274,073	190,573
Shareholder Equity Warrants (220,507 shares at $.01/ pershare and 4,545 at $.33 per share, 2017 and 2016 respectively)	3,705	2,205
Contibuted Capital	4,271	7,248
Retained Earnings	(370,696)	(284,278)
Total Equity	(88,647)	(84,252)
Total Liabilities and Equity	$ 40,701	$ 46,964

Akibah Health, INC

Income Statement

	Year Ended December 31,	
	2017	**2016**
REVENUES		
Sales	-	-
Other Income		40,000
Total revenues	$ -	$ 40,000
OPERATING EXPENSES		
Payroll- Management	39,025	16,315
Contract Labor	-	9,369
Advertising & Markeitng	6,426	1,059
Insurance and Employee Benefits	1,684	99
Meals and Entertainment	254	387
Office Expense	3,595	1,778
Rent	2,900	-
Supplies	-	-
Travel	3,650	13,892
Depreciation Expense	195	-
Bank Fees and Charges	18	35
Interest Expense	4,666	10,997
Professional and Legal Expenses	7,736	3,267
Taxes and Licenses	10,095	6,462
Postage	17	604
Printing	-	124
Software Subscriptions	314	480
Telephone	1,357	340
Website	1,628	53
Consulting	2,858	50,000
Income Tax Expense	-	-
Total Operating Expense	86,418	115,261
Net Loss From Operations	$ (86,418)	$ (75,261)
Earnings Per Share	$ (0.02)	$ (0.01)

Akibah Health, INC

STATEMENT OF STOCKHOLDERS EQUITY

	Common Stock	Equity Warrants	Owner Capital Contribution	Retained Earnings	Total Stockholders Equity
Balance 1/1/ 17	$ 190,573	2,205	7,248	$ (284,278)	(84,252)
Issued Shares	$ 83,500	1,500			85,000
Owner Investment			(2,977)		
Net Income				(86,418)	(86,418)
Balance on 12/31/17	$ 274,073	3,705	4,271	$ (370,696)	(88,647)

Akibah Health, INC

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year Ended December 31,			
	2017		**2016**	
Cash Flows from Operating Activities				
Net Loss	$	(86,418)	$	(75,261)
Accounts Payable		2,466		11,219
Accruals		4,666		5,233
Net Cash Flows from Operations		(79,286)		(58,809)
Cash Flows from Investing Activities				
Change in Patents		(3,256)		(13,840)
Net Cash Flows from Investing Activities		(3,256)		(13,840)
Cash Flows from Financing Activities				
Change in SAFE's		83,500		120,000
Change in Equity Warrants		1,500		2,205
Change in Related Party Loans		(9,000)		(23,727)
Change in Owner Contributions		(2,977)		7,248
Net Cash Flows from Financing Activities		73,023		105,726
Cash at Beginning of the Period		33,124		47
Net Increase/(Decrease) in Cash		(9,519)		33,077
Cash at the End of Period	$	23,605	$	33,124

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Akibah Health, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company is developing a novel system for monitoring and managing diabetes using a smartphone case. Akibah Health harnesses the power of mobile health technology and data science to give people the knowledge and recommended actions to live longer and healthier lives. The flagship product, GluCase, is a smartphone case diabetes management system that eliminates the need for a person to carry bulky supplies while also offering real-time, data-driven coaching.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S generally accepted accounting principles (GAAP). The Company is a development stage entity and follows the accounting and reporting guidance in the Financial Accounting Standards Board's Accounting Standards Codification Topic 915, Development Stage Entities.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. We believe that the accounting estimates employed are appropriate and resulting balances are reasonable; however, due to inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC or SIPC limitations.

Going Concern

The continuation of the Company as a Going Concern is dependent upon the Company's ability to raise capital during the following 12 months.

Advertising Cost

The company follows the matching principle and adverting cost are expensed in the period incurred. For 2017 and 2016 advertising expense was $6,426 and $1,059 respectively.

NOTE 3 – PATENTS

The Company maintains a patent on its' flagship product, GluCase. The patent, obtained in 2018, has a lifespan of 20 years and is set to expire in 2038. The Company uses the Economic Analysis Method, Cost Approach to value the patent. In 2017 and 2016 the patent value was $17,096 and $13,840 respectively.

NOTE 4 – INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2017 and 2016 which resulted in a loss carryforward in the amount of $75,488 and $56,411 respectively and total prior loss carryforward of $224,091. The net operating loss carryforward expires in the 2037 and 2036 tax year, respectively. The Company's 2017 and 2016 federal tax filings will be subject to review by the IRS until 2023 and 2022, respectively. The Company is subject to Franchise Tax requirements in both the State of Delaware and the State of California. The corporate tax rate for 2017 and 2016 is 15%, in both years the Company recorded loss and did not incur a tax liability.

NOTE 5 – ACCOUNTS PAYABLE

Since its inception the Company has retained Legal Counsel to assist with the preparation of documentation associated with Equity offerings, Ownership and protection of intellectual property. Due to the Company being a developing stage entity the Law Firm that provided legal counsel has agreed to withhold collection on the outstanding debt until the Company becomes a profitable entity. The total amount due for 2017 and 2016 is $13,685 and $11,219 respectively.

Additionally, there is a conditional $27,500 payment to a former co-founder as a severance payment due upon the completion of a qualified financing event of at least $250,000. The Company does not recognize the account payable due to the uncertainty of indebtedness within 12 months.

NOTE- 6 DEBT

 Related Party Debt

In 2016, the Company's CEO loaned $56,000 to the Company for operating expenses paid on the Company's behalf. The outstanding balance for 2016 and 2017 are $9,000 and $0, respectively.

Note Payable

In February of 2014 the Company entered into a Convertible Promissory Note Purchase Agreement with Sprint eWireless, Inc. The Note Payable is $100,000 with 6% interest per annum further, the note has an option to convert to shares of equity in accordance with the agreed upon terms of the agreement. As of the date of this report Sprint eWireless has agreed not to call or convert the loan but rather to extend the repayment period until the Company becomes profitable. See Notes 7 – Convertible Securities.

Long Term Debt

The Company has long term debt in the form of a Convertible Note. Please see Note 8- Convertible Notes regarding the terms of the convertible note.

5-year Borrowings

	2017	2016	2015	2014	2013
Sprint Convertible Note	$115,663	$110,997	$105,764	$-	$-

NOTE 7 – Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts payable, and debt. ASC Topic 820, *"Fair Value Measurements and Disclosures,"* requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy under which these assets and liabilities must be grouped, based on significant levels of observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumption. This hierarchy requires the use of observable market data when available. These two types of inputs have created the following fair value hierarchy:

Level 1—Quoted unadjusted prices for identical instruments in active markets;

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

We utilize fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The following methods and assumptions were used in order to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Long Term Debt

The fair value of long-term debt (excluding the secured borrowing) is based on the estimates of management and on rates currently quoted, rates currently prevailing for comparable loans, and instruments of comparable maturities (Level 2). Refer to Note 6, Debt.

NOTE 8 – EQUITY

Common Stock

The Company is authorized to issue 10,638,298 shares of Common Stock.

As of December 31, 2017, 5,730,861 shares of Common Stock were issued and outstanding. Of this amount, approximately 5,092,563 shares are held by the Company's original two co-founders, one of whom is still active in the daily management of the Company and holds the majority at 3,000,000 shares. The accelerator Techstars (PBTS Holdings LLC) holds the remaining 638,298 shares.

The Company's Board of Directors has reserved 4,907,437 shares of Common Stock for issuance pursuant to the exercise of options to purchase common stock. As of December 31, 2017, options to purchase 4,907,437 shares of Common Stock, with exercise prices equal to $0.0001 per share, are outstanding. As of December 31, 2017 the Company has $4,907,437 options available on outstanding shares, of those shares $0 were issued upon conversion during the 2017 and 2016 calendar year.

SAFEs

Additional paid-in capital in the form of multiple SAFEs (Simple agreement for future equity) totaled approximately $253,500 as of December 31, 2017, but $50,000 of said figure was via in-kind services; the cash total of SAFEs is $203,500. The balance at December 31, 2017 is comprised of $150,000 in funding ($100,000 in cash and $50,000 in in-kind services) provided by Jumpstart 2016, LLC representing seven and one half percent (7.5%) of the fully diluted equity capitalization of the Company after the completion of the next equity financing; $20,000 provided by Seamless Accelerator Venture Capital Fund, LLC at an 80% discount rate, and $83,500 provided by fourteen angel investors also at an 80% discount rate applied upon the completion of the next equity financing.

Warrants

Seamless Accelerator Venture Capital Fund, LLC, is entitled, in the form of a warrant, to subscribe for and purchase from the Company 220,507 shares of the Company's common stock at an exercise price of $0.01 per Common Share. Crowdfunder Financial Services Inc. is entitled, in the form of a warrant, to subscribe for and purchase from the Company 4,545 shares of the Company's common stock at an exercise price of $0.33 per Common Share.

Convertible Securities

The Company has contingently convertible securities in the form of a Note Payable, outstanding principal $100,000 and accrued interest for 2017 and 2016, $15,663 and $10,997 respectively. The Note has a term of 108 months and an interest rate of 6%. The value of the convertible security is based on the outstanding principal and interest of the note at the time of conversion. The note converts in the event of a sale of equity securities of $250,000 or more. The outstanding balance of principal and interest converts in whole without any further action from the holder. The conversion price would be equal to the lesser of 80% of the per share price paid by investors or $0.52 per share as calculated based on the terms of the agreement, 249,871 shares.

NOTE 11 – CONCENTRATIONS OF RISK

Financial Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Funding Risk

The Company is a development stage entity and requires additional funding to continue operations.

Market Risk

The Company is a new entrant into the market and there is risk that the product or company is not successful in the marketplace.

NOTE 12 – PENDING LITIGATION

We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Financial Accounting Standards Board *Accounting Standards Codification* 450

NOTE 13 – SUBSEQUENT EVENTS

The Company will conduct an equity crowdfund offering during the fourth quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.